SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 1
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                           RANCON PACIFIC REALTY, L.P.
                            (Name of Subject Company)

                ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.;
                   ACCELERATED HIGH YIELD INCOME FUND I, L.P.;
                  ACCELERATED HIGH YIELD INCOME FUND II, L.P.;
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.;
                    MACKENZIE PATTERSON SPECIAL FUND 3, LLC;
                     MACKENZIE SPECIFIED INCOME FUND, L.P.;
                PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.;
                      CAL-KAN, INC.; JDF & ASSOCIATES, LLC;
                                MORAGA GOLD, LLC;
                             ERNEST E. PENNELL; AND
                                   STEVEN GOLD
                                    (Bidders)

                 EXCHANGE UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                 PREFERRED UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------


                                 C.E. Patterson
                            MacKenzie Patterson, Inc.
                               1640 School Street
                            Moraga, California 94556
                                 (925) 631-9100

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)





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             This  Amendment No. 1 to Schedule  14D-1 amends the Schedule  14D-1 filed June 10, 1998,(the "Schedule") by Accelerated High Yield Institutional Fund, L.P.; Accelerated High Yield Income Fund I, L.P.; Accelerated High Yield Income Fund II, L.P.; MacKenzie Patterson Special Fund, L.P.; MacKenzie Patterson Special Fund 3, LLC; MacKenzie Specified Income Fund, L.P.; Previously Owned Partnerships Income Fund, L.P.; Cal-Kan, Inc.; JDF & Associates, LLC; Moraga Gold, LLC; and Steven Gold (together the "Purchasers"), as set forth below. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule and exhibits thereto.

             This Amendment is the final amendment to the Schedule filed to report the termination of the Offer and its results. The Offer terminated on July 15, 1998, 1998. The Offer resulted in the tender by Unit holders, and acceptance for payment by the Purchasers, of a total of 1,628 Exchange Units and a total of 570 Preferred Units, which constitute all of the Units of each class held by the Purchasers and their affiliates, and the amount held constitutes substantially less than 1% of each respective class.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       July 28, 1998

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INCOME FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President

MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

ACCELERATED HIGH YIELD INCOME FUND II, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

CAL-KAN, INC.

By:          /s/ C. E. Patterson
             C.E. Patterson,  President

MORAGA GOLD, LLC

By  Moraga Partners, Inc., Member

             By: /s/ C. E. Patterson
                 C. E. Patterson, President

By The David B. Gold Trust, Member

             By: /s/ Steven Gold
                 Steven Gold

JDF & ASSOCIATES, LLC

By: /s/ J. David Frantz
       J. David Frantz, Manager


/s/ Steven Gold
Steven Gold


/s/Ernest E. Pennell
Ernest E. Pennell